As filed with the Securities and Exchange Commission on April 9, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Grey Wolf, Inc.

Texas	74-2144774
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10370 Richmond Avenue, Suite 600

Houston, Texas 77042
(713) 435-6100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David W. Wehlmann

Executive Vice President and Chief Financial Officer
Grey Wolf, Inc.
10370 Richmond Avenue, Suite 600
Houston, Texas 77042
Telephone: (713) 435-6100
Fax: (713) 435-6171
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nick D. Nicholas

Porter & Hedges, L.L.P.
700 Louisiana, 35th Floor
Houston, Texas 77002
Telephone: (713) 226-0600
Fax: (713) 226-0237

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of		Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Amount to be Registered	Share	Price	Registration Fee

Common Stock, par value $0.10 per share	4,985,480 Shares(1)	$4.09(2)	$20,390,614(1)(2)	$2,584(1)(2)

(1)	Does not include 33,584,155 shares covered by previous registration statements and included in the combined prospectus filed herewith pursuant to Rule 429. The applicable registration fees for these shares were paid in full at the time of the filing of each previous registration statement covering shares of common stock. Includes with respect to each share of common stock rights to purchase Junior Participating Preferred Stock, par value $1.00 per share.

(2)	Pursuant to Rule 457(c), the registration fee is calculated on the basis of the average of the high and low sale prices for the Common Stock on the American Stock Exchange on April 5, 2004, $4.09 per share.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

      Pursuant to Rule 429 under the Securities Act, the Prospectus included in this Registration Statement is a combined Prospectus and also relates to shares of the Registrant’s common stock previously registered under the following Registration Statements: 333-40874; 333-39683; 333-20423; 333-14783; and 333-06077.

The information in this prospectus is not complete and may be changed. We may not offer these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 9, 2004

PROSPECTUS

38,569,635 Shares

Grey Wolf, Inc.

Common Stock

      The selling shareholders identified in this prospectus are offering up to 38,569,635 shares of our common stock which are currently issued and outstanding or are issuable by us upon exercise of options held by the selling shareholders. We are not offering any shares of our common stock for sale under this prospectus and we will not receive any of the proceeds from the sale of shares by selling shareholders under this prospectus.

      The selling shareholders may sell shares of our common stock from time to time in transactions:

•	on the exchanges or quotation systems on which our common stock may then be listed or quoted;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	any combination of the foregoing.

      Sales of shares of common stock may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

      Our common stock is traded on the American Stock Exchange under the symbol “GW.” On April 8, 2004, the last reported sale price of our common stock was $4.12 per share.

       Investing in our common stock involves risks. Consider carefully the Risk Factors beginning on page 3 of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated April      , 2004.

(This page intentionally left blank)

      You should rely only on the information contained or incorporated by reference in this prospectus or in a prospectus supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus, any accompanying prospectus supplement or any document incorporated by reference in this prospectus is accurate as of any date other than the date of the document containing the information.

(This page intentionally left blank)

SUMMARY

      We urge you to read this summary together with the information contained in other parts of this prospectus and the documents we incorporate by reference before making a decision about whether to invest in the common stock of Grey Wolf, Inc. As used in this offering memorandum, unless the context otherwise requires, “we,” “us,” “our” or “Grey Wolf” refers to Grey Wolf, Inc. and its subsidiaries.

Our Company

      We are a leading provider of contract land drilling services in the United States with a domestic fleet of 127 rigs, of which 93 rigs are currently marketed. We currently have 19 cold stacked rigs, which can be redeployed as demand dictates. In addition, we have 15 rigs that can be refurbished out of inventory and redeployed as demand dictates. We conduct substantially all of our operations through our subsidiaries. Our customers are independent producers and major oil and gas companies. Our customers use our services principally in drilling for natural gas. Natural gas reserves are typically found in deeper geological formations and generally require premium equipment and quality crews, such as we offer, to drill the wells. During 2003, approximately 98% of the wells we drilled for our customers were drilled in search of natural gas.

      Our principal office is located at 10370 Richmond Avenue, Suite 600, Houston, Texas 77042-4136, and our telephone number is (713) 435-6100. We maintain a website at http://www.gwdrilling.com, where general information about us is available. We are not incorporating the contents of our website into this prospectus.

(This page intentionally left blank)

RISK FACTORS

      In considering whether to purchase our common stock we urge you to carefully consider all the information we have included and incorporated by reference in this prospectus. In particular, you should carefully consider the risk factors described below and other information contained or incorporated by reference in this prospectus. In addition, please read “Forward-Looking Statements,” where we describe additional risks and uncertainties associated with our business and forward-looking statements in this prospectus. The risks and uncertainties set forth below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business and results of operations.

Risks Related to Our Business

A material or extended decline in expenditures by the oil and gas industry, due to a decline or volatility in oil and gas prices, a decrease in demand for oil and gas or other factors, would reduce our revenue and income.

      As a supplier of land drilling services, our business depends on the level of drilling activity by oil and gas exploration and production companies operating in the geographic markets where we operate. The number of wells they choose to drill is strongly influenced by past trends in oil and natural gas prices, current prices and their outlook for future prices. Low oil and natural gas prices, or the perception among oil and gas companies that prices are likely to decline, can materially and adversely affect us in many ways, including:

•	our revenues, cash flows and earnings;

•	the fair market value of our rig fleet, which in turn could trigger a writedown of the carrying value of these assets for accounting purposes;

•	our ability to maintain or increase our borrowing capacity;

•	our ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital; and

•	our ability to retain skilled rig personnel who we would need in the event of an increase in the demand for our services.

      Depending on the market prices of oil and natural gas, oil and gas exploration and production companies may cancel or curtail their drilling programs, thereby reducing demand for our services. Even during periods when prices for oil and natural gas are high, companies exploring for oil and natural gas may cancel or curtail their drilling programs for a variety of other reasons beyond our control. Any reduction in the demand for drilling services may materially erode dayrates, the prices we receive for our turnkey drilling services and the utilization rates for our rigs, any of which could adversely affect our financial results. Oil and natural gas prices have been volatile historically and, we believe, will continue to be so in the future. Many factors beyond our control affect oil and natural gas prices, including:

•	weather conditions in the United States and elsewhere;

•	economic conditions in the United States and elsewhere;

•	actions by OPEC, the Organization of Petroleum Exporting Countries;

•	political instability in the Middle East, Venezuela and other major producing regions;

•	governmental regulations, both domestic and foreign;

•	the pace adopted by foreign governments for exploration of their national reserves; and

•	the overall supply and demand for oil and natural gas.

An economic downturn may adversely affect our business.

      An economic downturn may cause reduced demand for petroleum-based products and natural gas. In addition, many oil and natural gas production companies often reduce or delay expenditures to reduce costs, which in turn may cause a reduction in the demand for our services during these periods. If the economic environment worsens, our business, financial condition and results of operations may be further adversely impacted.

The intense price competition and cyclical nature of our industry could have an adverse effect on our revenues and profitability.

      The contract drilling business is highly competitive with numerous industry participants. The drilling contracts we compete for are usually awarded on the basis of competitive bids. We believe pricing and rig availability are the primary factors considered by our potential customers in determining which drilling contractor to select. We believe other factors are also important. Among those factors are:

•	the type and condition of drilling rigs;

•	the quality of service and experience of rig crews;

•	the safety record of the company and the particular drilling rig;

•	the offering of ancillary services; and

•	the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques.

      While we must generally be competitive in our pricing, our competitive strategy emphasizes the quality of our equipment, the safety record of our rigs and the experience of our rig crews to differentiate us from our competitors. This strategy is less effective during an industry downturn as lower demand for drilling services intensifies price competition and makes it more difficult for us to compete on the basis of factors other than price.

      The contract drilling industry historically has been cyclical and has experienced periods of low demand, excess rig supply and low dayrates, followed by periods of high demand, short rig supply and increasing dayrates. Periods of excess rig supply intensify the competition in our industry and often result in rigs being idle. There are numerous competitors in each of the markets in which we compete. In all of those markets, an oversupply of rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services improves in a region where we operate, our competitors might respond by moving in suitable rigs from other regions. An influx of rigs from other regions could rapidly intensify competition and make any improvement in demand for drilling rigs short-lived.

We face competition from competitors with greater resources.

      Some of our competitors have greater financial and human resources than do we. Their greater capabilities in these areas may enable them to:

•	better withstand industry downturns;

•	compete more effectively on the basis of price and technology;

•	retain skilled rig personnel; and

•	build new rigs or acquire and refurbish existing rigs to be able to place rigs into service more quickly than us in periods of high drilling demand.

Our drilling operations involve operating hazards which if not adequately insured or indemnified against could adversely affect our results of operations and financial condition.

      Our operations are subject to the usual hazards inherent in the land drilling business including the risks of:

•	blowouts;

•	reservoir damage;

•	cratering;

•	fires, pollution and explosions;

•	collapse of the borehole;

•	lost or stuck drill strings; and

•	damage or loss from natural disasters.

      If these drilling hazards occur they can produce substantial liabilities to us which include:

•	suspension of drilling operations;

•	damage to the environment;

•	damage to, or destruction of, our property and equipment and that of others;

•	personal injury and loss of life; and

•	damage to producing or potentially productive oil and natural gas formations through which we drill.

      We attempt to obtain indemnification from our customers by contract for certain of these risks under daywork contracts but are not always able to do so. We also seek to protect ourselves from some but not all operating hazards through insurance coverage. The indemnification we receive from our customers and our own insurance coverage may not, however, be sufficient to protect us against liability for all consequences of disasters, personal injury and property damage. Additionally, our insurance coverage generally provides that we bear a portion of the claim through substantial insurance coverage deductibles. Our insurance or indemnification arrangements may not adequately protect us against liability from all of the hazards of our business. If we were to incur a significant liability for which we were not fully insured or indemnified, it could adversely effect our financial position and results of operations.

      Our cost of insurance has increased significantly in 2003 compared to prior years, which we believe is consistent with the experience of most companies in our industry. When we renew our current insurance policies, the premiums we pay may again increase, which will increase our operating costs. Additionally, we may be unable to obtain or renew insurance coverage of the type and amount we desire at reasonable rates.

Business acquisitions entail numerous risks and may disrupt our business, dilute shareholder value and distract management attention.

      As part of our business strategy, we plan to consider acquisitions of, or significant investments in, businesses and assets that are complementary to ours. Any acquisition that we complete could have a material adverse affect on our operating results and/or the price of our securities. Acquisitions involve numerous risks, including:

•	unanticipated costs and liabilities;

•	difficulty of integrating the operations and assets of the acquired business;

•	our ability to properly access and maintain an effective internal control environment over an acquired company, in order to comply with the recently adopted and pending public reporting requirements;

•	potential loss of key employees and customers of the acquired companies; and

•	an increase in our expenses and working capital requirements.

      We may incur substantial indebtedness to finance future acquisitions and also may issue equity securities or convertible securities in connection with any such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity could be dilutive to our existing stockholders. Also, continued growth could divert the attention of our management and other employees from our day-to-day operations and the development of new business opportunities.

Our operations are subject to environmental laws that may expose us to liabilities for noncompliance, which may adversely affect us.

      Many aspects of our operations are subject to domestic laws and regulations. For example, our drilling operations are typically subject to extensive and evolving laws and regulations governing:

•	environmental quality;

•	pollution control; and

•	remediation of environmental contamination.

      Our operations are often conducted in or near ecologically sensitive areas, such as wetlands, which are subject to special protective measures and which may expose us to additional operating costs and liabilities for noncompliance with applicable laws. The handling of waste materials, some of which are classified as hazardous substances, is a necessary part of our operations. Consequently, our operations are subject to stringent regulations relating to protection of the environment and waste handling which may impose liability on us for our own noncompliance and, in addition, that of other parties without regard to whether we were negligent or otherwise at fault. Compliance with applicable laws and regulations may require us to incur significant expenses and capital expenditures which could have a material and adverse effect on our operations by increasing our expenses and limiting our future contract drilling opportunities.

We have had only two profitable years since 1991.

      We have a history of losses with only two profitable years since 1991. In 1997, we had net income of $10.2 million, and in 2001 we had net income of $68.5 million. Our ability to achieve profitability in the future will depend on many factors, but primarily on the utilization rates for our rigs and the rates we charge for them.

Unexpected cost overruns on our turnkey and footage drilling jobs could adversely affect us.

      We have historically derived a significant portion of our revenues and operating margin from turnkey and footage drilling contracts, and we expect that they will continue to represent a significant component of our revenues. The occurrence of operating cost overruns on our turnkey and footage jobs could have a material adverse effect on our financial position and results of operations. Under a typical turnkey or footage drilling contract, we agree to drill a well for our customer to a specified depth and under specified conditions for a fixed price. We typically provide technical expertise and engineering services, as well as most of the equipment required for the drilling of turnkey and footage wells. We often subcontract for related services. Under typical turnkey drilling arrangements, we do not receive progress payments and are entitled to be paid by our customer only after we have performed the terms of the drilling contract in full. For these reasons, the risk to us under turnkey and footage drilling contracts is substantially greater than for wells drilled on a daywork basis because we must assume most of the risks associated with drilling operations that are generally assumed by our customer under a daywork contract.

We have a significant amount of indebtedness and could incur additional indebtedness, which could materially and adversely affect our financial condition and results of operations.

      We have now and will continue to have a significant amount of indebtedness. At March 31, 2004, our total long-term indebtedness was approximately $250.0 million in principal amount, primarily consisting of $150.0 million in principal amount of our 3.75% Contingent Convertible Notes due 2023 (the “3.75% Notes”) and $100.0 million in principal amount of our Floating Rate Contingent Convertible Senior Notes due 2024 (the “Floating Rate Notes”). This excludes $85.0 million in principal amount of additional indebtedness with respect to our 8 7/8% Senior Notes due 2007 (the “8 7/8% Notes”), which we have called for redemption, and which will be redeemed on April 30, 2004. On March 31, 2004, we deposited with the trustee sufficient funds for the redemption of the 8 7/8% Notes.

      Our substantial indebtedness could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

      The terms of the 3.75% Notes and the Floating Rate Notes do not limit our ability to incur additional indebtedness, including senior indebtedness, or to grant liens on our assets. We and our subsidiaries may incur substantial additional indebtedness and liens on our assets in the future.

Our credit agreement and future debt arrangements may prohibit us from participation in certain transactions that we may consider advantageous.

      Our credit facility contains restrictions on our ability and the ability of certain of our subsidiaries to engage in certain types of transactions. These restrictive covenants may adversely affect our ability to pursue business acquisitions. These include covenants which may prohibit or limit our ability to:

•	incur additional indebtedness;

•	pay dividends or make other restricted payments;

•	repurchase our equity securities;

•	sell material assets;

•	grant or permit liens to exist on our assets;

•	enter into sale and lease-back transactions;

•	make certain investments;

•	enter into transactions with related persons; and

•	engage in lines of business unrelated to our core land drilling business.

      Our credit facility also contains financial ratio covenants that are triggered when certain conditions are met. They may also limit our ability to respond to changes in market conditions. Our ability to meet the financial ratio covenants of our credit agreement can be affected by events and conditions beyond our control and we may be unable to meet those tests. We may in the future incur additional indebtedness that may contain additional covenants that are more restrictive than our current covenants.

      If circumstances arise in which we are in default under our various credit arrangements, our cash and other assets may be insufficient to repay our indebtedness.

Credit ratings affect our ability to obtain financing and the cost of such financing.

      Our credit ratings affect our ability to obtain financing and the cost of such financing. At March 25, 2004, our corporate credit and senior unsecured debt ratings were B1 by Moody’s Investors Service and BB- by Standard & Poor’s Ratings Group. On March 10, 2004, Standard and Poor’s affirmed our BB- ratings but changed its outlook to negative. In determining our credit ratings, the rating agencies consider a number of both quantitative and qualitative factors. These factors include earnings, fixed charges such as interest, cash flows, total debt outstanding, off balance sheet obligations and other commitments, total capitalization and various ratios calculated from these factors. The rating agencies also consider predictability of cash flows, business strategy, industry conditions and contingencies. Lower ratings on our senior unsecured debt could impair our ability to obtain additional financing and will increase the cost of the financing that we do obtain.

We could be adversely affected if shortages of equipment, supplies or personnel occur.

      While we are not currently experiencing any shortages, from time to time there have been shortages of drilling equipment and supplies which we believe could reoccur. During periods of shortages, the cost and delivery times of equipment and supplies are substantially greater. In the past, in response to such shortages, we have entered into agreements with various suppliers and manufacturers that enabled us to reduce our exposure to price increases and supply shortages. Although we have formed many informal supply arrangements with equipment manufacturers and suppliers, we cannot assure you that we will be able to maintain existing arrangements. Shortages of drilling equipment or supplies could delay and adversely affect our ability to return to service our rigs held for future refurbishment and obtain contracts for our marketed rigs, which could have a material adverse effect on our financial condition and results of operations.

      Although we have not encountered material difficulty in hiring and retaining qualified rig crews, such shortages have occurred in the past in our industry. We may experience shortages of qualified personnel to operate our rigs, which could have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Common Stock

Our credit agreement restricts our ability to pay dividends.

      We have never declared a cash dividend on our common stock and do not expect to pay cash dividends on our common stock for the foreseeable future. We expect that all cash flow generated from our operations in the foreseeable future will be retained and used to develop or expand our business, pay debt service and reduce outstanding indebtedness. Furthermore, the terms of our credit facility prohibit the payment of dividends without the prior written consent of the lenders.

Certain provisions of our organizational documents, securities, and credit agreement have anti-takeover effects which may prevent our shareholders from receiving the maximum value for their shares.

      Our articles of incorporation, bylaws, securities, and credit agreement contain certain provisions that may delay or prevent entirely a change of control transaction not supported by our board of directors, or any transaction which may have that general effect. These provisions include:

•	classification of our board of directors into three classes, with each class serving a staggered three year term;

•	giving our board of directors the exclusive authority to adopt, amend or repeal our bylaws and thus prohibiting shareholders from doing so;

•	requiring our shareholders to give advance notice of their intent to submit a proposal at the annual meeting; and

•	limiting the ability of our shareholders to call a special meeting and act by written consent.

      Additionally, the indentures under which the 3.75% Notes and the Floating Rate Notes are issued, require us to offer to repurchase the 3.75% Notes and Floating Rate Notes then outstanding at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase in the event that we become subject to a change of control, as defined in the indentures. This feature of the indentures could also have the effect of discouraging potentially attractive change of control offers.

      Furthermore, we have adopted a shareholder rights plan which may have the effect of impeding a hostile attempt to acquire control of us.

Large amounts of our common stock may be resold into the market in the future which could cause the market price of our common stock to drop significantly, even if our business is doing well.

      As of April 7, 2004, 186.3 million shares of our common stock were issued and outstanding. In addition, as of April 7, 2004, we had issued options to purchase approximately 11.0 million shares of common stock, of which options to acquire approximately 6.5 million shares of common stock were exercisable. At that same date, 23.3 million shares were issuable upon conversion of the 3.75% Senior Notes and 15.4 million shares of common stock were issuable upon conversion of the Floating Rate Notes. The market price of our common stock could drop significantly if future sales of substantial amounts of our common stock occur, or if the perception exists that substantial sales may occur.

WHERE CAN YOU FIND MORE INFORMATION

      This prospectus constitutes a part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement. You should refer to the registration statement and its related exhibits and schedules for further information about our company and the shares offered in this prospectus. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of that document filed as an exhibit to the registration statement or otherwise filed with the SEC and each such statement is qualified by this reference. The registration statement and its exhibits and schedules are on file at the offices of the SEC and may be inspected without charge.

      We file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

INCORPORATION BY REFERENCE

      We are incorporating by reference in this prospectus information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or

15(d) of the Securities Exchange Act of 1934 after the initial filing date of the registration statement of which this prospectus is a part:

•	our annual report on Form 10-K for the year ended December 31, 2003;

•	our current report on Form 8-K filed on April 7, 2004

•	our current report on Form 8-K filed on April 1, 2004;

•	our current report on Form 8-K filed on March 29, 2004;

•	our current report on Form 8-K filed on March 9, 2004;

•	the description of our common stock contained in our current report on Form 8-K dated October 6, 1997; and

•	the description of our preferred stock purchase rights contained in our registration statement on Form 8A/A filed with the SEC on October 9, 1998.

      You may request a copy of these filings, which we will provide to you at no cost, by writing or telephoning us at the following address and telephone number:

Grey Wolf, Inc.

10370 Richmond Avenue, Suite 600
Houston, Texas 77042
Attn: Investor Relations
(713) 435-6100

FORWARD-LOOKING STATEMENTS

      This prospectus, including the information we incorporate by reference, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included, or incorporated by reference, in this prospectus are forward-looking statements, including statements regarding the following:

•	business strategy;

•	demand for our services;

•	rig activity and financial results;

•	reactivation and cost of reactivation of non-marketed rigs;

•	projected day rates and operating margins per rig day;

•	rigs expected to be engaged in turnkey and footage operations;

•	projected interest expense;

•	projected tax benefit rates;

•	wage rates and retention of employees;

•	sufficiency of our capital resources and liquidity; and

•	depreciation and capital expenditures.

      Although we believe the forward-looking statements are reasonable, we cannot assure you that these statements will prove to be correct. We have based these statements on assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future development and other factors we believe were appropriate when the statements were made. In addition to those risks described under “Risk Factors” and in our SEC filings, other factors that could cause actual results to differ materially from our expectations include:

•	fluctuations in prices and demand for oil and natural gas;

•	fluctuations in levels of oil and natural gas exploration and development activities;

•	fluctuations in the demand for contract land drilling services;

•	our ability to successfully consummate acquisitions and integrate the businesses that we acquire;

•	the existence and competitive responses of our competitors;

•	changes to interest rates;

•	uninsured or underinsured casualty losses;

•	technological changes and developments in the industry;

•	the existence of operating risks inherent in the contract land drilling industry;

•	U.S. and global economic conditions;

•	the availability and terms of insurance coverage;

•	the ability to attract and retain qualified personnel;

•	unforeseen operating costs such as cost for environmental remediation and turnkey and footage cost overruns; and

•	weather conditions.

      Our forward-looking statements speak only as of the date specified in such statements or, if no date is stated, as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this offering memorandum to reflect any change in our expectations or with regard to any change in events, conditions or circumstances on which our forward-looking statements are based.

SELLING SHAREHOLDERS

      The following table sets forth the name of each selling shareholder, the total number of shares of our common stock beneficially owned by each selling shareholder as of April 7, 2004, and the total number of shares that each selling shareholder may offer and sell pursuant to this prospectus. The selling shareholders and certain of their respective pledgees, donees, transferors and other successors in interest may offer all, none or a portion of the shares of common stock offered pursuant to this prospectus. See “Plan of Distribution.” The exact number of shares of common stock that each selling shareholder may retain upon completion of this offering cannot be determined at this time. However, if all shares of common stock offered pursuant to this prospectus are sold, upon completion of this offering, no selling shareholder will own more than 1% of our common stock. Except as otherwise indicated by footnotes below, none of the selling shareholders has had any position, office or other material relationship with the company within the past three years.

		Shares	Shares
	Shares	That May	Beneficially
	Beneficially	Be Sold	Owned After
Name of Beneficial Owner	Owned(1)	Hereby	the Offering(2)

Somerset Capital Partners(3)	7,255,817	7,283,151	6,000
Thomas P. Richards(4)	2,867,700	1,400,000	1,467,700
Richards Brothers Interests, L.P.(5)	750,000	750,000	—
William R. Ziegler(6)	6,370,786	6,382,453	5,000
William T. Donovan(7)	791,271	785,938	22,000
Cambridge Associates, L.P.(7)	268,660	268,660	—
James K.B. Nelson(8)	4,559,833	4,576,500	—
Felicity Ventures, Ltd.(9)	2,900,000	2,900,000	—
Steven A. Webster(10)	6,346,786	6,362,453	1,000
Texas A&M Foundation(11)	1,500,000	1,500,000	—
Texas A&M Foundation Trust Company(11)	1,500,000	1,500,000	—
Frank M. Brown(12)	111,333	125,000	3,000
Robert E. Rose(13)	128,333	125,000	20,000
Lime Rock Partners II, L.P.(14), (15)	3,391,305	3,391,305	—
Dwayne L. Howrish Revocable Trust Dated April 4, 1994(15)	496,994	496,994	—
Dwayne L. Howrish(15)	10,679	10,679	—
Kyle W. Swingle(15), (16)	440,493	440,493	—
Robert Sanderson(15)	233,633	233,633	—
Irene Schaffer(15), (16)	8,009	8,009	—
Chris Brezik(15), (16)	10,679	10,679	—
Chris White(15), (16)	10,679	10,679	—
Lime Rock Management LP(15), (17)	8,009	8,009	—

(1)	Unless noted otherwise, all shares of common stock are beneficially owned by the selling shareholders. Beneficial ownership is calculated in accordance with SEC rule 13d-3. Under that rule, shares underlying stock options are deemed to be beneficially owned only if the stock options are exercisable within 60 days. Therefore, the number of shares reflected in the “Shares Beneficially Owned” column excludes shares underlying options that are only exercisable after 60 days, while the “Shares That May Be Sold Hereby” column may include shares underlying options that are exercisable either before or after 60 days. Accordingly, the number of “Shares That May Be Sold Hereby” shown for a shareholder may be greater than the number of shares shown for the same shareholder under “Shares Beneficially Owned.”

(2)	Assumes the sale of all shares that may be sold hereby.

(3)	Includes 5,461,755 shares of common stock held by Somerset Capital Partners. Also includes 725,698 shares of common stock owned by William R. Ziegler, 701,698 shares of common stock owned by Steven A. Webster, 200,000 shares of common stock which Mr. Ziegler may acquire upon exercise of options, of which 183,333 are exercisable within 60 days of April 7, 2004, and 200,000 shares of common stock which Mr. Webster may acquire upon exercise of options, of which 183,333 are exercisable within 60 days of April 7, 2004. Messrs. Ziegler and Webster are both directors of Grey Wolf, Inc.

(4)	Includes 2,117,700 shares of common stock which may be acquired upon exercise of currently exercisable options held by Mr. Richards and 300,000 shares of common stock and 450,000 shares of common stock which may be acquired upon exercise of currently exercisable options beneficially owned by Richards Brothers Interests, L.P., an affiliate of Mr. Richards. Mr. Richards is the President, Chief Executive Officer and Chairman of the Board of Grey Wolf, Inc.

(5)	Includes 300,000 shares of common stock and 450,000 shares of common stock which may be acquired upon exercise of currently exercisable options. Richards Brothers Interests, L.P. is a limited partnership controlled by Thomas P. Richards.

(6)	Includes 725,698 shares of common stock, 200,000 shares of common stock which may be acquired upon exercise of options, of which 183,333 are exercisable within 60 days of April 7, 2004, and 5,461,755 shares of common stock offered under this prospectus by Somerset Capital Partners. Mr. Ziegler is a director of Grey Wolf, Inc. and a general partner of Somerset Capital Partners.

(7)	Includes 317,278 shares of common stock held by Mr. Donovan, 268,660 shares of common stock owned by Cambridge Associates, L.P., 22,000 shares of common stock beneficially owned by family members living in the same household and 200,000 shares of common stock which Mr. Donovan may acquire upon exercise of options, of which 183,333 are exercisable within 60 days of April 7, 2004. Mr. Donovan, one of our directors, is a general partner of Cambridge Associates, L.P. Mr. Donovan disclaims beneficial ownership of 214,056 shares of common stock owned by Cambridge Associates, L.P. and 22,000 shares owned by family members.

(8)	Includes 1,601,500 shares of common stock, 75,500 shares which may be acquired upon exercise of options, of which 58,333 are exercisable within 60 days of April 7, 2004, and 2,900,000 shares of common stock owned by Felicity Ventures Ltd., an affiliate of Mr. Nelson. Of the shares of common stock offered by Mr. Nelson under this prospectus, an aggregate of up to 1,500,000 shares of common stock may be donated to the Texas A&M Foundation and the Texas A&M Foundation Trust Company, as trustee of a charitable reminder trust for which Mr. Nelson will be an income beneficiary. Mr. Nelson is a director of Grey Wolf, Inc.

(9)	James K. B. Nelson indirectly controls Felicity Ventures, Ltd.

(10)	Includes 701,698 shares of common stock, 200,000 shares which may be acquired upon exercise of options, of which 183,333 are exercisable within 60 days of April 7, 2004, and 5,461,755 shares of common stock offered under this prospectus by Somerset Capital Partners. Mr. Webster is a director of Grey Wolf, Inc. and a general partner of Somerset Capital Partners.

(11)	Represents shares of common stock that have been or may be donated by James K. B. Nelson.

(12)	Includes 3,000 shares of common stock owned by Frank Brown and 125,000 shares of common stock which Mr. Brown may acquire upon exercise of options, of which 108,333 are exercisable within 60 days of April 7, 2004. Mr. Brown is a director of Grey Wolf, Inc.

(13)	Includes 20,000 shares of common stock owned by Robert Rose and 125,000 shares of common stock which Mr. Rose may acquire upon exercise of options, of which 108,333 are exercisable within 60 days of April 7, 2004. Mr. Rose is a director of Grey Wolf, Inc.

(14)	Lime Rock Management LP provides management services to Lime Rock Partners II, LP pursuant to a contractual arrangement. Lime Rock Partners II, LP has sole voting and sole investment power with respect to the shares owned by it.

(15)	These shares were acquired in connection with our acquisition of New Patriot Drilling Corp. by merger on April 6, 2004 (the “Patriot Acquisition”).

(16)	Upon closing of the Patriot Acquisition, the individual became a non-executive officer or employee of a subsidiary of Grey Wolf, Inc.

(17)	Lime Rock Management LP provides management services to Lime Rock Partners II, LP pursuant to a contractual arrangement. Lime Rock Management LP has sole voting and sole investment power with respect to the shares owned by it.

PLAN OF DISTRIBUTION

      The selling shareholders may sell shares of our common stock from time to time in transactions:

•	on the exchanges or quotation systems on which our common stock may then be listed or quoted;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	any combination of the foregoing.

      Sales of shares of common stock may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. As used in this prospectus, “selling shareholders” includes pledgees, donees, transferees, and other successors in interest to the selling shareholders that receive shares as a gift or other non-sale related transfer. The selling shareholders may sell shares of our common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both. The compensation received by any broker-dealer may be in excess of customary commissions.

      Other methods by which the shares of our common stock may be sold include, without limitation:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	“at the market” to or through market makers or into an existing market for our common stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions;

•	block trades in which the broker-dealer so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through transactions in options or swaps or other derivatives, whether exchange-listed or otherwise;

•	through short sales;

•	any combination of any such methods of sale; or

•	any other method pursuant to applicable law.

      The selling shareholders may also enter into option or other transactions with broker-dealers which require the delivery to those broker dealers of the common stock offered by this prospectus, which common stock such broker-dealers may resell under this prospectus.

      The selling shareholders may also sell common stock under Rule 144 of the Securities Act, rather than pursuant to this prospectus.

      The selling shareholders and any broker-dealers who act in connection with the sale of shares of our common stock under this prospectus may be deemed to be “underwriters” as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the shares of our common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

      Under registration rights agreements with certain of the selling shareholders, we have agreed to indemnify certain of the selling shareholders and each underwriter, if any, against certain liabilities, including certain liabilities under the Securities Act, and to contribute to payments such selling shareholders or underwriters may be required to make in respect of certain losses, claims, damages or liabilities. We have also agreed to pay all fees and expenses incident to the registration of the shares.

      After we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares of our common stock involved;

•	the price at which such the common stock was sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigations to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

LEGAL MATTERS

      The legality of the securities will be passed upon for us by Porter & Hedges, L.L.P., Houston, Texas. If the securities are being distributed in an underwritten offering, certain legal matters will be passed for the underwriters by counsel identified in the related prospectus supplement.

EXPERTS

      The consolidated financial statements and schedule of Grey Wolf, Inc. as of December 31, 2003, 2002 and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The following table sets forth the expenses in connection with the offering described in this registration statement (the “Registration Statement”), all of which shall be paid by us. All of such amounts (except the SEC Registration Fee) are estimated.

SEC Registration fee	$2,584
Accounting fees and expenses	15,000
Legal fees and expenses	20,000
Printing expenses	10,000
Miscellaneous	5,000

Total	$52,584

Item 15.	Indemnification of Directors and Officers.

      Under Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act, the articles of incorporation of a Texas corporation may provide that a director of that corporation shall not be liable, or shall be liable only to the extent provided in the articles of incorporation, to the corporation or its shareholders for monetary damages for acts or omissions in the director’s capacity as a director, except that the articles of incorporation cannot provide for the elimination or limitation of liability of a director to the extent that the director is found liable for:

•	a breach of the director’s duty of loyalty to the corporation or its shareholders;

•	an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law;

•	any transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or

•	an act or omission for which the liability of a director is expressly provided by an applicable statute.

      Article 10 of the amended and restated articles of incorporation of Grey Wolf, Inc. (the “Company”) states that no director shall be liable to the Company or to its shareholders for monetary damages for an act or omission in the director’s capacity as a director, provided, however, that such Article shall not eliminate or limit the liability of a director to the extent the director is found liable for the actions, omissions or conduct listed above.

      In addition, Article 2.02-1 of the Texas Business Corporation Act (the “TBCA”) authorizes a Texas corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding, including any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative because the person is or was a director.

      The TBCA provides that unless a court of competent jurisdiction determines otherwise, indemnification is permitted only if it is determined that the person:

•	conducted himself in good faith;

•	reasonably believed (a) in the case of conduct in his official capacity as a director of the corporation, that his conduct was in the corporation’s best interests; and (b) in all other cases, that his conduct was at least not opposed to the corporation’s best interests; and

•	in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

      A person may be indemnified under Article 2.02-1 of the TBCA against:

•	judgments;

•	penalties (including excise and similar taxes);

•	fines;

•	settlements; and

•	reasonable expenses actually incurred by the person (including court costs and attorneys’ fees).

      However, if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by him, the indemnification is limited to reasonable expenses actually incurred and shall not be made in respect of any proceeding in which the person has been found liable for willful or intentional misconduct in the performance of his duty to the corporation. A corporation is obligated under Article 2.02-1 of the TBCA to indemnify a director or officer against reasonable expenses incurred by him in connection with a proceeding in which he is named defendant or respondent because he is or was a director or officer if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding.

      Under Article 2.02-1 of the TBCA, a corporation may:

•	indemnify and advance expenses to an officer, employee, agent or other persons who are or were serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another entity to the same extent that it may indemnify and advance expenses to its directors;

•	indemnify and advance expenses to directors and such other persons set forth above to such further extent, consistent with law, as may be provided in the corporation’s articles of incorporation, bylaws, action of its board of directors, or contract or as permitted by common law; and

•	purchase and maintain insurance or another arrangement on behalf of directors and such other persons set forth above against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person.

      The Company’s bylaws substantively provide that directors and officers of the Company will be indemnified to the fullest extent permitted by the TBCA.

      The Company maintains directors’ and officers’ insurance. The Company has entered into agreements to indemnify its executive officers regarding liabilities that may result from such officer’s service as an officer or director of the Company.

Item 16.	Exhibits

Exhibit No.	Description

3.1	Articles of Incorporation of Grey Wolf, Inc., as amended (incorporated herein by reference to Exhibit 3.1 to Form 10-Q dated May 12, 1999)
3.2	Bylaws of Grey Wolf, Inc., as amended (incorporated herein by reference to Exhibit 99.1 to Form 8-K dated March 23, 1999)
4.1	Agreement and Plan and Merger among Grey Wolf, Inc., Grey Wolf Drilling L.P., Grey Wolf Holdings Company, and New Patriot Drilling Corp., dated as of March 25, 2004 (incorporated herein by reference to Exhibit 10.1 to Form 8-K dated April 7, 2004)
*5.1	Opinion of Porter & Hedges, L.L.P.
*23.1	Consent of KPMG LLP.
*23.2	Consent of Porter & Hedges, L.L.P. (included in Exhibit 5.1)
*24.1	Power of Attorney (included on signature page)

*	Filed herewith.

Item 17.	Undertakings.

      A. The undersigned Company hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effect amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the SEC by the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference into the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and authorized the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 7, 2004.

GREY WOLF, INC.

By:	/s/ THOMAS P. RICHARDS

Thomas P. Richards, President,
Chief Executive Officer, and
Chairman of the Board

POWER OF ATTORNEY

      Know all men by these presents, that each person whose signature appears below, constitutes and appoints Thomas P. Richards, David W. Wehlmann, and Merrie S. Costley, and each of them, our true and lawful attorneys-in-fact and agents, with power to act with or without the others and with full power of substitution and resubstitution, to do any and all acts and things and execute, in the name of the undersigned, any and all instruments which said attorneys-in-fact and agents may deem necessary or advisable in order to enable Grey Wolf, Inc. to comply with the Securities Act and any requirements of the SEC in respect thereof, in connection with the filing with the SEC of the Registration Statement on Form S-3 under the Securities Act, including specifically but without limitation, power and authority to sign the name of the undersigned to such Registration Statement, and any amendments to such Registration Statement (including post-effective amendments and additional registration statements filed pursuant to Rule 462 of the Securities Act), and to file the same with all exhibits thereto and other documents in connection therewith, with the SEC, to sign any and all applications, registration statements, notices or other documents necessary or advisable to comply with applicable state securities laws, and to file the same, together with other documents in connection therewith with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform each and every act and thing requisite or necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act, the Registration Statement has been signed by the following persons at Grey Wolf, Inc. in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS P. RICHARDS Thomas P. Richards	President, Chief Executive Officer, and Chairman of the Board	April 7, 2004

/s/ DAVID W. WEHLMANN David W. Wehlmann	Executive Vice President, Chief Financial Officer, and Secretary	April 7, 2004

/s/ MERRIE S. COSTLEY Merrie S. Costley	Vice President and Controller	April 7, 2004

Signature	Title	Date

/s/ FRANK M. BROWN Frank M. Brown	Director	April 7, 2004

/s/ WILLIAM T. DONOVAN William T. Donovan	Director	April 7, 2004

/s/ JAMES K. B. NELSON James K. B. Nelson	Director	April 7, 2004

/s/ ROBERT E. ROSE Robert E. Rose	Director	April 7, 2004

/s/ STEVEN A. WEBSTER Steven A. Webster	Director	April 7, 2004

/s/ WILLIAM R. ZIEGLER William R. Ziegler	Vice Chairman of the Board	April 7, 2004

EXHIBIT TABLE

Exhibit No.	Description

3.1	Articles of Incorporation of Grey Wolf, Inc., as amended (incorporated herein by reference to Exhibit 3.1 to Form 10-Q dated May 12, 1999)
3.2	Bylaws of Grey Wolf, Inc., as amended (incorporated herein by reference to Exhibit 99.1 to Form 8-K dated March 23, 1999)
4.1	Agreement and Plan and Merger among Grey Wolf, Inc., Grey Wolf Drilling L.P., Grey Wolf Holdings Company, and New Patriot Drilling Corp., dated as of March 25, 2004 (incorporated herein by reference to Exhibit 10.1 to Form 8-K dated April 7, 2004)
*5.1	Opinion of Porter & Hedges, L.L.P.
*23.1	Consent of KPMG LLP.
*23.2	Consent of Porter & Hedges, L.L.P. (included in Exhibit 5.1)
*24.1	Power of Attorney (included on signature page)

*	Filed herewith.